RURBANC DATA SERVICES, INC.
7622 State Route 66 N.
Defiance, Ohio 34512

April 7, 2010

Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Matthew Crispino

Re:	Rurbanc Data Services, Inc.
Registration Statement on Form 10-12G/A
Filed March 31, 2010
File No. 000-53863

Ladies and Gentlemen:

Rurbanc Data Services, Inc. (the “Company”) hereby requests the withdrawal of the Amendment No. 1 to Registration Statement on Form 10-12G/A (File No. 000-53863) (the “Amended Form 10”) filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010.

The Amended Form 10 is being withdrawn because it was incorrectly titled and coded as an Amendment No.1 to Registration Statement on Form 10-12G/A.  The Company previously filed a Registration Statement on Form 10-12G (the “Original Form 10”) with the Commission on December 31, 2009, but the Original Form 10 was subsequently withdrawn by the Company on February 25, 2010 to prevent it from automatically becoming effective pursuant to Section 12(g)(1) of the Securities and Exchange Act of 1934, as amended.  As a result, the Amended Form 10 should have been filed as a new Registration Statement on Form 10-12G.  The Company will promptly re-file the Amended Form 10 as a new Registration Statement under the correct Form 10-12G submission type.  We understand that the withdrawal and re-filing of the Amended Form 10 will not impact the timing of the Commission’s review of the Amended Form 10.

If you have any questions regarding this request for withdrawal, please contact Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, the Company’s outside legal counsel, at (614) 464-5465.

Very truly yours,

RURBANC DATA SERVICES, INC.

By: /s/ Kenneth A. Joyce
Name: Kenneth A. Joyce
Title: Chief Executive Officer